Exhibit 99.86

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Maverix Metals Inc.

We, KPMG LLP, consent to the use of:

•                  our Independent Auditors’ Report dated March 27, 2019 on the consolidated financial statements of Maverix Metals Inc., which comprise the consolidated statements of financial position as at December 31, 2018 and December 31, 2017, and the related consolidated statements of income and comprehensive income, cash flows and changes in equity for the years then ended; and

•                  our Independent Auditors’ Report dated April 25, 2018 on the consolidated financial statements of Maverix Metals Inc., which comprise the consolidated statement of financial position as at December 31, 2017, and the related consolidated statements of income (loss) and comprehensive income (loss), cash flows and changes in equity for the year then ended;

included in this Registration Statement on Form 40-F being filed by Maverix Metals Inc. with the United States Securities and Exchange Commission.

Our Independent Auditors’ Report dated April 25, 2018 contains an explanatory paragraph that states that the consolidated financial statements of Maverix Metals Inc. as at and for the year ended December 31, 2016 were audited by another auditor who expressed an unmodified opinion on those financial statements on April 25, 2017.

/s/ KPMG LLP

Chartered Professional Accountants
June 7, 2019
Vancouver, Canada